SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of            February           , 2003           .

Carlton Communications plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 24 February 2003 that, as at 18 February 2003, their clients held beneficial interests in 35,997,787 Carlton Ordinary shares and, as at 19 February 2003, they held beneficial interests in 43,997,787 Carlton Ordinary shares.

25 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 25 February 2003	/S/ David Abdoo Name: David Abdoo Title: Company Secretary